Exhibit 1

CERTAIN INFORMATION ABOUT THE REPORTING PERSONS
AND THE EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

Set forth below is information about (i) the name, state of organization, principal business, and the address of the principal office of each of the Berkshire Entities and (ii) the name and title of each executive officer and director of the Berkshire Entities, his or her business address, and his or her present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted. Each natural person listed below is a citizen of the United States.

(1) Berkshire Hathaway Inc.

Berkshire Hathaway Inc., a Delaware corporation ("Berkshire"), is a holding company engaged through its subsidiaries in a number of diverse businesses, the most important of which is property and casualty insurance and reinsurance offered on both a direct and reinsurance basis through its insurance subsidiaries. The principal office of Berkshire is located at 3555 Farnam Street, Omaha, Nebraska 68131. The executive officers of Berkshire are Warren E. Buffett, Chairman and Chief Executive Officer, Gregory E. Abel, Vice Chairman – Non-Insurance Operations, Ajit Jain, Vice Chairman – Insurance Operations, Marc D. Hamburg, Senior Vice President and Chief Financial Officer, Jo Ellen Rieck, Vice President – Taxes, Daniel J. Jaksich, Vice President – Controller, and Mark D. Millard – Vice President. The directors of Berkshire are Warren E. Buffett, Gregory E. Abel, Howard G. Buffett, Susan A. Buffett, Stephen B. Burke, Susan L. Decker, Kenneth I. Chenault, Christopher C. Davis, Charlotte Guyman, Ajit Jain, Thomas Murphy, Jr., Ronald L. Olson, Wallace R. Weitz, and Meryl B. Witmer.

(2) National Indemnity Company

National Indemnity Company, a Nebraska corporation ("NICO"), is a property and casualty insurance company. The principal office of NICO is located at 1314 Douglas Street, Omaha, Nebraska 68102. The executive officers of NICO are Donald F. Wurster, President, Ajit Jain, Executive Vice President, Scott R. Doerr, Senior Vice President, Brian G. Snover, Senior Vice President – Secretary, and Dale Geistkemper, Treasurer. The directors of NICO are Donald F. Wurster, Dale Geistkemper, Ajit Jain, Brian G. Snover, Bruce J. Byrnes, Nancy Peters, and Ateet Dhru.

(3) GEICO Corporation

GEICO Corporation, a Delaware corporation ("GEICO Corp") is an intermediate holding company which is a direct wholly-owned subsidiary of NICO. The principal office of GEICO Corp is located at 5260 Western Avenue, Chevy Chase, Maryland 20815. The executive officers of GEICO Corp are Todd A. Combs, CEO, Tangela Richter, Vice President – General Counsel and Alison Fazio, Senior Vice President – CFO. The Directors of GEICO Corp are Warren E. Buffett and Marc D. Hamburg.

(4) Government Employees Insurance Company

Government Employees Insurance Company, a Maryland corporation ("GEICO"), is a property and casualty insurance company. The principal office of GEICO is 5260 Western Avenue, Chevy Chase, MD 20815. The executive officers of GEICO are Todd A. Combs, CEO, Alison Fazio, Senior Vice President – CFO, and Nancy L. Pierce, Executive Vice President. The directors of GEICO are Tangela Richter, Nancy L. Pierce, Alison Fazio, Daniel J. Jaksich, John W. Pham and Todd A. Combs.

Name	Principal Occupation	Business Address
Howard G. Buffett	President of Buffett Farms	1053 W. Rotary Way, Decatur, Illinois 62521
Susan A. Buffett	Chairman of the Susan A. Buffett Foundation and the Sherwood Foundation, each of which is a grant-making foundation	808 Conagra Drive, Omaha, NE 68102
Warren E. Buffett	Chairman and Chief Executive Officer of Berkshire	3555 Farnam Street, Omaha, NE 68131
Stephen B. Burke	Former Chairman and CEO of NBC Universal, a media and entertainment company	3300 Anderson Lane, Dillon, MT 59725
Bruce J. Byrnes	Vice President of NICO	1314 Douglas Street, Omaha, NE 68132
Christopher C. Davis	Chairman of Davis Advisors, an investment management and counseling firm	620 Fifth Avenue, New York, NY 10020
Susan L. Decker	CEO of Raftr, a digital media product	1507 April Mountain Drive, Park City, UT 84060
Scott R. Doerr	Senior Vice President of NICO	1314 Douglas Street, Omaha, NE 68102
Dale Geistkemper	Treasurer of National Indemnity Company	1314 Douglas Street, Omaha, NE 68102
Charlotte Guyman	Former general manager with Microsoft Corporation	1127 Evergreen Point Road, Medina, WA 98039
Marc D. Hamburg	Senior Vice President and Chief Financial Officer of Berkshire	3555 Farnam Street, Omaha, NE 68131
Kenneth I. Chenault	Managing Director of General Catalyst, a venture capital firm	434 Broadway, New York, NY 10013
Todd A. Combs	President, CEO of GEICO	5260 Western Avenue, Chevy Chase, MD 20815
Gregory E. Abel	Vice Chairman – Non-Insurance Operations of Berkshire	3555 Farnam Street, Omaha, NE 68131
Tangela Richter	Senior Vice President, GEICO	5260 Western Avenue, Chevy Chase, MD 20815
Ajit Jain	Vice Chairman – Insurance Operations of Berkshire and Executive Vice President of NICO	1314 Douglas Street, Omaha, NE 68102
Daniel J. Jaksich	Vice President – Controller of Berkshire	3555 Farnam Street, Omaha, NE 68131
Mark D. Millard	Vice President of Berkshire	3555 Farnam Street, Omaha, NE 68131
John W. Pham	Senior Vice President, GEICO	5260 Western Avenue, Chevy Chase, MD 20815
Thomas Murphy, Jr.	Co-Founder, Crestview Partners, a private equity firm	590 Madison Avenue, New York, NY 10022

Ronald L. Olson	Partner in the law firm of Munger, Tolles & Olson LLP	350 South Grand Avenue, Los Angeles, California 90071
Nancy L. Pierce	Senior Vice President, GEICO	5260 Western Avenue, Chevy Chase, MD 20815
Brian G. Snover	Senior Vice President of NICO	1314 Douglas Street, Omaha, NE 68102
Alison Fazio	Senior Vice President – CFO	5260 Western Avenue, Chevy Chase, MD 20815
Wallace R. Weitz	President, Weitz Investment Management	1125 S. 103rd Street, Omaha, NE 68124
Meryl B. Witmer	Managing member of the General Partner of Eagle Capital Partner, an investment partnership	655 Third Avenue, New York, NY 10017
Donald F. Wurster	President of NICO	1314 Douglas Street, Omaha, NE 68102
Jo Ellen Rieck	Vice President – Taxes of Berkshire	3555 Farnam Street, Omaha, NE 68131
Nancy Peters	Vice President of NICO	1314 Douglas Street, Omaha, NE 68102
Ateet Dhru	Vice President of NICO	1314 Douglas Street, Omaha, NE 68102

Set forth below is information about the name, state of organization, and the address of the principal office of each of the Pension Plan Holders. Each of the Pension Plan Holders is an employee benefit plan of a Berkshire subsidiary.

BNSF Master Retirement Trust
c/o BNSF Railway
2650 Lou Menk Drive
Fort Worth, TX 76131
Texas

Berkshire Hathaway Consolidated Pension Plan Master Trust
c/o Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, NE 68131
Nebraska

Scott Fetzer Company Collective Investment Trust
c/o Scott Fetzer Companies
28800 Clemens Road
Westlake, OH 44145
Ohio

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
(A)	Joint Filing Agreement required by Rule 13d-1(k)(1) (incorporated by reference to Exhibit A to the Schedule 13D filed by the Reporting Persons with the SEC on August 11, 2017)
(B)	Letter Agreement, dated May 7, 2013, by and between DaVita Inc. (f/k/a DaVita HealthCare Partners Inc.) and Berkshire Hathaway Inc. (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by DVA with the SEC on May 7, 2013)
(C)	Letter Agreement, dated May 24, 2013, by and between Berkshire Hathaway Inc. and R. Ted Weschler (incorporated by reference to Exhibit C to the Schedule 13D filed by the Reporting Persons with the SEC on August 11, 2017)
(D)	Amended and Restated Letter Agreement, dated February 9, 2022, by and between DaVita Inc. and Berkshire Hathaway Inc. (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by DVA with the SEC on February 9, 2022)
(E)	Share Repurchase Agreement, dated April 30, 2024, by and between DaVita Inc. and Berkshire Hathaway Inc. (incorporated by reference to Exhibit 10.1 to Form 8-K filed by DaVita with the SEC on May 1, 2024)